

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2017

By E-Mail

Kai Haakon Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

   Re: **Immunomedics, Inc.**
     Definitive Additional Soliciting Materials filed on February 10, 2017
     File No. 000-12104

Dear Mr. Liekefett:

  We have reviewed your filing and have the following comment.

1. Revise Proposal 3 to provide all of the disclosure required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A. Also, advise us of your plans to disseminate the disclosure referenced above. Alternatively, provide us your analysis as to why the disclosure is not required.

  Please direct any questions to me at (202) 551-3619.

         Sincerely,

         /s/ Daniel F. Duchovny
         Daniel F. Duchovny
         Special Counsel
         Office of Mergers and Acquisitions